UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAR 18 2013
Washington DC
400



13014257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 68039

REPORT FOR THE PERIOD BEGINNING ___01 / 01 / 2012___ AND ENDING ___12 / 31 / 2012___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL + ESTATE MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

7143 MARINER BLVD
(No. and Street)

SPRING HILL   FL   34609
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN C. UMBER, PRESIDENT/CEO   813-230-1090
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALAN K. GEER, P.A., CPA's
(Name – *if individual, state last, first, middle name*)

7401 D TEMPLE TERRACE HWY   TAMPA   FL   33637
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John C. Umber___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Capital + Estate Management, Inc.___ , as of ___February 23___ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ESSIE L WRIGHT
MY COMMISSION # DD987166
EXPIRES April 29, 2014
(407) 398-0153   FloridaNotaryService.com

___Notary Public___

___Signature___

___CEO___
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. **(STATEMENT OF CASH FLOWS)**
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

CAPITAL & ESTATE MANAGEMENT, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2012

ALAN K. GEER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

TAMPA, FLORIDA

CAPITAL & ESTATE MANAGEMENT, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2012



Alan K. Geer, P.A.
SINCE 1984



A G K
CERTIFIED PUBLIC ACCOUNTANTS

7401 D Temple Terrace Hwy.
Tampa, Florida 33637

(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
ageercpa@aol.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of:
Capital & Estate Management, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Capital & Estate Management, Inc. (an S-corporation) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital & Estate Management, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Tampa, Florida
February 22, 2013

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$	29,563
Accounts Receivable		5,051
Prepaid Expenses		648
TOTAL CURRENT ASSETS		35,262

FIXED ASSETS
Furniture, Office Equipment and Computer Equipment	7,551
Leasehold Improvements	23,150
Signage	1,263
Accumulated Depreciation	(22,735)
TOTAL FIXED ASSETS	9,229

TOTAL ASSETS	$	44,491

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts Payable	$	165
Credit Card Payable		666
Accrued Operating Expenses		413
TOTAL CURRENT LIABILITIES		1,244

STOCKHOLDER'S EQUITY
Capital Stock	100
Paid in Capital	24,250
Retained Earnings	18,897
TOTAL STOCKHOLDER'S EQUITY	43,247

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	44,491

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF INCOME
For the year ended December 31, 2012

REVENUE		
12b-1 Fees	$	111,081
Commission Income		47,028
TOTAL REVENUE		158,109
OPERATING EXPENSES		
Rent and Utilities		8,823
Telephone		2,827
Employee Leasing Costs		43,345
Commissions		14,764
Insurance Expense		710
Depreciation Expense		1,543
Licenses and B-D Registration		11,093
FINOP Consulting Fees		4,667
TOTAL OPERATING EXPENSES		87,772
ADMINISTRATIVE EXPENSES		
Office, Postage and Printing Expenses		1,072
Accounting and Professional Fees		6,326
Other Administrative Expenses		2,266
TOTAL ADMINISTRATIVE EXPENSES		9,664
TOTAL EXPENSES		97,436
NET INCOME	$	60,673

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2012

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares Issued and Outstanding	Amount			
Balances at December 31, 2012	100	$ 100	$ 24,250	$ 14,865	$ 39,215
Net Income		-	-	60,673	60,673
Stockholder Distributions		-	-	(56,641)	(56,641)
Balance at December 31, 2012	100	$ 100	$ 24,250	$ 18,897	$ 43,247

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	60,673
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation expense		1,543
Decrease (Increase) in accounts receivable - net		(44)
Decrease (Increase) in prepaids and other assets		988
Increase (Decrease) in accounts payable		3
Increase (Decrease) in credit card payable		(53)
Increase (Decrease) in accrued expenses and other liabilities		(3,334)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		59,776
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale proceeds (Acquisition of) property and equipment		0
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal (payments) on notes payable		0
New borrowings on notes payable		0
Additional paid in capital		0
Stockholder distributions paid		(56,641)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(56,641)
NET INCREASE (DECREASE) IN CASH		3,135
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		26,428
CASH AND CASH EQUIVALENTS, END OF YEAR	$	29,563
Supplemental Disclosures:		
Interest Paid	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS

Capital & Estate Management, Inc. (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") since August 2, 2011. The Company is a subscription/application-way introducing broker/dealer that limits its business lines to a mutual fund retailer and a broker/dealer selling variable life insurance and annuities. The Company does not conduct business in foreign securities. It will not permit any of its associated persons to engage in Private Securities Transactions, nor Outside Business Activities. The Company conducts all securities transactions on an agency basis. The Company services retail clients with a net worth up to $15 million, with the average client having a total account value of $100,000 - $500,000. The Company offers only cash accounts to be held at the distributor.

The Company does not receive customer funds and does not receive customer securities. The Company does not process more than 10 principal trades per year. The Company does not require any clearing arrangements because it is a subscription/application-way broker/dealer, which means that the Company only receives and promptly transmits checks made payable directly to the mutual fund or variable annuity distributor. The Company will not clear or settle any futures transactions or options transactions, so the Company is not required to be a member of the Options Clearing Corporation (OCC). At this time, the Company is not planning to have an omnibus account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to the authoritative guidance provided by the Financial Accounting Standards Board (FASB) in its Accounting Standards Codification (ASC) 940, "Financial Services - Brokers and Dealers" and pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all funds in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The Company maintains cash balances in accounts at two financial institutions. One of these accounts is fully insured by the Federal Deposit Insurance Corporation (FDIC). The other account is a money market account which is not insured by the FDIC or any other governmental insurance program. At December 31, 2012, the amount of cash that was fully insured was $23,364 and the amount in the uninsured account was $6,199.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Fixed Assets

Property and fixed assets are carried at cost less accumulated depreciation and include expenditures which substantially increase the useful lives of existing assets. Maintenance and repairs that do not extend useful lives are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets. Furniture, office equipment, and computer equipment are depreciated over useful lives of 5 years. Leasehold improvements are depreciated over useful lives limited by the term of the lease, including anticipated renewals. When property and fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and any profit or loss on disposition is credited or charged to earnings.

Fair Value of Financial Instruments

The Company measures fair value of financial instruments based on the framework set forth by FASB ASC 820, "Fair Value Measurements and Disclosures." That framework provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value. Following is a description of those three levels as defined in FASB ASC 820.

Level 1 inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs: Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: Unobservable inputs for the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The carrying value of accounts receivable approximates fair value because of the short term nature of those instruments.

The carrying value of prepaid expenses approximates fair value because of the short term nature of those instruments.

The carrying values of accounts payable, credit card payable, and accrued operating expenses approximate fair value because of the short term nature of those instruments.

See Note 7, which sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Payable and Accrued Operating Expenses

The Company records or accrues expenses as incurred on the statement of income. Trade accounts payable are recorded as liabilities on the balance sheet under the caption "Accounts Payable," and consists of commissions payable. Accrued expenses are recorded as liabilities on the balance sheet under the caption "Accrued Operating Expenses," which is accordingly adjusted as the liabilities are subsequently paid. Accrued expenses consist of accrued utilities and telephone expenses. At December 31, 2012, the Company had accounts payable of $165 and accrued expenses of $413.

Revenue Recognition and Receivables

The Company recognizes revenue when earned, upon completion of the sale or service transaction. Thus, the Company records receivables for those earnings, which are accordingly adjusted when payments are received against those receivables.

The Company has selling agreements with mutual fund distributors and variable annuity distributors whereby commission is received from the sales of annuities and investment company shares, as well as 12b-1 service fees for ongoing management fees paid on a quarterly basis by the distributor.

The Company considers all receivables to be collectible based on the types of investment distributors and the nature of the selling agreements it has with those distributors. Therefore, the Company does not record an allowance for doubtful accounts. At December 31, 2012, the Company had no receivables aged over 30 days.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. For the year ended December 31, 2012, the advertising and marketing expenses totaled $0.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, including assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used. During the year ended December 31, 2012, the most significant estimates were depreciation expense and operating expense accruals.

Compensated Absences

The sole employee, John Charles Umber, who is also the 100% shareholder of the company, receives a fixed salary through a payroll leasing company. There is no provision for vacations, sick days, or personal days off, therefore, the Company has no provision for the accrual of compensated absences.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company is organized as a corporation in the State of Florida and has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on his shares and he includes the Company's net operating income or loss on his individual tax return. Accordingly, the financial statements do not include a provision or liability for income taxes.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities. Generally the Company's tax returns remain open for federal income tax examination for three years from the date of filing.

Risk Associated with Concentrations

Customer Base

For the year ended December 31, 2012, the Company had no significant risk associated with concentrations of its customer base. No individual client accounted for 10% or more of the Company's revenues.

Distributors

The Company has selling agreements with three distributors. One distributor accounted for approximately 82.15% of the company's revenue, and another accounted for approximately 17.76%.

The Company does not consider these concentrations to be a significant risk, since alternate distributors are readily available in the market.

NOTE 3 - ACCOUNTS RECEIVABLE

At December 31, 2012, Accounts Receivable consisted of the following:

Commissions receivable from American Funds	$ 49
Ongoing compensation receivable from Lincoln Financial	5,002
	$ 5,051

NOTE 4 - PROPERTY AND FIXED ASSETS

At December 31, 2012, Property and Fixed Assets consisted of the following:

Furniture, Office Equipment and Computer Equipment	$ 7,551
Leasehold Improvements and Signage	24,413
Total fixed assets	31,964
Less: accumulated depreciation	(22,735)
Property and Fixed Assets, net	$ 9,229

NOTE 5 - CURRENT LIABILITIES

On December 31, 2012, current liabilities consisted of accrued general operating expenses as follows:

Accounts Payable	$	165
Credit Card Payable		666
Accrued Operating Expenses		413
	$	1,244

NOTE 6 - LONG TERM DEBT

The Company has no long term debt instruments.

NOTE 7 - FAIR VALUE MEASUREMENTS

As described in Note 2, the Company measures fair value of financial instruments based on the framework set forth by FASB ASC 820 which provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value.

The following tables set forth by level, within the fair value hierarchy, the Company's financial assets and liabilities at fair value as of December 31, 2012:

		Level 1		Level 2		Level 3		Total
Financial Assets								
Cash and Cash Equivalents	$	29,563	$	-	$	-	$	29,563
Accounts Receivable		5,051		-		-		5,051
Prepaid Expenses		648		-		-		648
Total financial asset fair values	$	35,262	$	-	$	-	$	35,262
Financial Liabilities								
Accounts Payable	$	165	$	-	$	-	$	165
Credit Card Payable		666		-		-		666
Accrued Operating Expenses		413		-		-		413
Total financial liabilities fair values	$	1,244	$	-	$	-	$	1,244

NOTE 8 - LEASE COMMITMENTS

On March 8, 2010, the Company entered into a 5 year lease with Anisha Investments for its current business premises. The lease payment is $707 per month for the term of the lease, which expires March 8, 2015. The rent expense for the year ended December 31, 2012, which is included in the accompanying income statement under the caption "Rent and Utilities," was $8,482.

Annual future rent payments required under the lease are as follows:

2013	$	8,482
2014		8,482
2015		2,120
2016		-

12

NOTE 9 - COMPENSATION

Payroll and benefits are provided through a third party employee leasing company which pays a wage to John C. Umber, the sole stockholder and only employee.

Sylvia J. Worthem is the registered general securities principal. Her compensation is commissions based, and she receives 100% commission on revenues that she generates for the Company.

Robert Gerstein is an outside consultant who had a one year contract (August 2011 - July 2012), payable in monthly installments, to serve as FINOP (Financial Operations Principal). Under this agreement, he provided a review of the Company's financial records, assumed responsibility for the FOCUS filings, provided guidance to and oversight of Sylvia Worthem, and provided her with the one year direct experience FINRA requires for her to become the Company's FINOP.

Sylvia J. Worthem became the Company's FINOP (Financial Operations Principal) in August 2012. She provides a review of the Company's financial records, assumes responsibility for the FOCUS filings, provides guidance to and oversight of company activity.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a broker/dealer's aggregate indebtedness, as defined, shall not exceed eight times net capital for a broker/dealer in business for less than one year and fifteen times net capital for a broker/dealer in business for more than a year, subject to a minimum net capital requirement. The minimum net capital for the Company is $5,000; however, net income cannot be distributed to its stockholder unless the capital is at least 120% of the minimum net capital, or $6,000 at the end of the calendar year. During the audit period, the company made distributions to its stockholder in the amount of $56,641, which was compliant with the distribution requirement.

At December 31, 2012, the Company had net capital of $33,246, which was $28,246 in excess of its required net capital of $5,000. The net capital was adequate for each period during the fiscal year.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 3.74%

NOTE 11 - EXEMPTION OF SEC RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved in litigation, disputes and/or claims arising in the ordinary course of business. These matters arise from a wide variety of sources, including the day to day operations of the business, governmental compliance, and contracts/agreements related to its customers and vendors. At December 31, 2012, there were no matters outstanding or unrecorded contingent liabilities known to management that would have a material effect on the Company's results of operations.

NOTE 13 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 22, 2013, (the issue date of the Company's financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements.

CAPITAL & ESTATE MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION

REQUIRED BY THE

SECURITIES EXCHANGE ACT OF 1934

CAPITAL & ESTATE MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2012

NET CAPITAL COMPUTATION

Total Stockholder's Equity as of December 31, 2012	$	43,247
Less: Non-allowable Assets and Haircuts		(10,001)
Net Capital	$	33,246
Net Capital Required		5,000
Excess Net Capital as of December 31, 2012	$	28,246

AGGREGATE INDEBTEDNESS

Aggregate Indebtedness as included in Statement of Financial Condition

Accounts Payable	$	165
Credit Card Payable		666
Accrued Operating Expenses		413
Total Aggregate Indebtedness	$	1,244
Ratio of Aggregate Indebtedness to Net Capital		3.74%

Reconciliation with Capital and Estate Management, Inc. computation
(included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, per December 31, 2012 unaudited Focus Report as filed	$	33,246
Net Audit Adjustments (Accrued expenses)		-
Net Capital, per December 31, 2012 audit	$	33,246

Capital & Estate Management, Inc. is exempt from SEC Rule 15c3-3 under paragraph K(1) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.

 

Alan K. Geer, P.A.

SINCE 1984

CERTIFIED PUBLIC ACCOUNTANTS

7401 D Temple Terrace Hwy.
Tampa, Florida 33637

(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
ageercpa@aol.com

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON INTERNAL CONTROL

To the Stockholder of:
Capital & Estate Management, Inc.

In planning and performing our audit of the financial statements of Capital & Estate Management, Inc. (the Company) as of December 31, 2012 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following ways:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the necessary practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to above.

MEMBER - AMERICAN INSTITUTE AND FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tampa, Florida

February 22, 2013